 Exhibit 99.1

Marine Harvest ASA (OSE:MHG, NYSE:MHG): Capital Markets Day management presentations 02 June 2016 at 08:15 (CET)

Marine Harvest will host its Capital Markets Day presentation in Brekstad, Norway. Please note that the presentation will be published at 06:30 CET on 02 June 2016. Management presentations commence at 08:15 CET and will be followed by a joint Q&A session starting at approximately 11:00 CET.

The management presentations will be held in English and will also be webcast. You have the opportunity to post questions online during the webcast session. The webcast can be accessed at http://www.marineharvest.com/investor/other-presentations/

This information is subject of the disclosure requirements pursuant to section 5-12 of the Norwegian Securities Trading Act.